CHINA SUNERGY ANNOUNCES FINANCIAL RESULTS FOR
 THE FIRST QUARTER OF 2009

Nanjing, China – May 27, 2009 – China Sunergy Co., Ltd. (Nasdaq: CSUN), (“China Sunergy” or the “Company”) a specialized solar cell manufacturer based in Nanjing, China, announced today its financial results for the first quarter of 2009.

First Quarter Financial Results

•
Revenues were US$37.0 million, a 14.4% decrease compared to the fourth quarter of 2008. Revenues generated from solar cell sales were US$34.4 million, representing a 15.1% decrease compared to the fourth quarter of 2008.

•
Gross loss was US$8.8 million compared to gross loss of US$14.3 million during the fourth quarter of 2008. Accordingly, gross margin was negative 23.7%, compared to negative 33.1% during the fourth quarter of 2008.

•
Adjusted non-GAAP net loss was US$13.2 million, which excludes share-based compensation and a change in the fair value of foreign currency derivatives. This compares to non-GAAP net loss of US$17.1 million the fourth quarter of 2008. GAAP net loss was US$15.9 million.

•
Adjusted non-GAAP net loss per ADS was US$0.33 on both basic and diluted basis, which excludes share-based compensation and a change in the fair value of foreign currency derivatives, compared to a non-GAAP net loss of US$0.43 per ADS in the fourth quarter of 2008. GAAP net loss per ADS was US$0.40 on both basic and diluted basis.

•
Inventory was reduced during the quarter to $29.6 million from $59.1 million. The balance of inventory provision was $8.0 million at end of this quarter, a decrease of $5.8 million compared to the balance of $13.8 million at end of last quarter. The decline in inventory will lessen the future impact of the high cost wafer which was purchased in 2008.

•	Operating cash flow in the first quarter was positive US$7.9 million.
Please refer to “Reconciliation Tables of GAAP to adjusted Non-GAAP Figures” at the end of this press release.

Operational Highlights

•	Shipments in the first quarter amounted to approximately 23.9MW, representing a 69.5% increase sequentially and a very slight 0.4% decrease on a year-over-year basis.
•
Shipments of high efficiency cells (defined as any cells with a conversion efficiency rate of over 17%) during the first quarter of 2009 amounted to 8.9MW, or 37.2% of total solar cell shipments, compared with 6.5MW, or 46.1% of total solar cell shipments, during the fourth quarter of 2008. Although high-efficiency cell sales fell as a percentage of overall sales, among mono-crystalline customers the shipment of high-efficiency cells increased from 55.6% to 58.2%.

•
The Company entered into several important sales and framework agreements, expanding its diverse client base to include asola Advanced and Automotive Solar System GmbH, and Solarwatt AG in Germany, Ajit Solar Pvt Ltd. in India and Solarmax Technology Inc. in the United States. While Europe will remain a key market for China Sunergy, with its European headquarters in Germany and an enhanced sales force, the Company is aggressively entering new markets to benefit from developing interest in solar power solutions.

•
Recently, the Company submitted a rooftop solar project application for China's national rooftop solar subsidy, and signed multiple sales agreements with Chinese partners who have submitted rooftop solar project applications. The total volume of these applications is approximately 17.6MW.

Commenting on the results, Dr. Allen Wang, CEO of China Sunergy, remarked:

“As anticipated, the first quarter was another challenging period for China Sunergy given the impact of the economic climate in which we are operating. Although we reported a 69.5% sequential quarterly increase in solar product shipments to a more diverse set of customers, our existing inventory of high-cost wafers prevented us from taking full advantage of reduced upstream costs while our ASPs fell, leading to severe gross margin pressure and a net loss for the quarter.”

“However, China Sunergy did demonstrate progress compared to last quarter by reducing our negative gross margins and net loss. As the first quarter progressed, we began to purchase high-quality, lower cost wafers at spot market pricing. The cells we manufactured utilizing these new wafers generated positive gross margins, which began to partly offset the impact of the more expensive wafers in our inventory. As we continue to exhaust our inventory of high-cost wafer and further enjoy the benefits of reduced wafer pricing, we anticipate this recovery will continue and we expect to report positive gross margins in the second quarter. Although we are facing significant headwinds, we have begun to receive positive indications regarding the strength of our results over the coming quarters and 2009.”

Recent Technological Developments

•
China Sunergy continued to enhance its solar cell products, with average selective emitter (“SE”) mono-crystalline cell conversion efficiency of 17.4% in the first quarter of 2009 and mono-crystalline cells, produced on the HP lines, achieving an average conversion efficiency rate of approximately 16.9% in the same period. This is a slight increase for both core products compared to the previous quarter. Since the first quarter of 2008, the company has consistently achieved at least 17.2% conversion efficiency for its mono-crystalline SE cells and at least 16.7% for mono-crystalline HP cells.

•
As of March 31, 2009, the Company had 10 lines with a total capacity of 320MW, assuming the use of 156-millimeter mono-crystalline wafers. This consists of five SE lines producing mono-crystalline cells, one P-type line producing multi-crystalline and mono-crystalline cells and four HP lines, three of which were capable of producing multi-crystalline and mono-crystalline cells. China Sunergy will proceed with the conversion of its final HP line to dual-capability if market demand necessitates.

•
The Company continued its efforts to develop its selective emitter multi-crystalline (“SEM”) cells, currently being tested on one SE production line, to a level that would satisfy the requirements for the viable commercialization of this cell product. The conversion efficiency ratio of 16.5% achieved last quarter for some of the SEM cells was recently independently confirmed by the Fraunhofer Institute in Germany. Currently, the Company has produced a total of 0.4MW of SEM cells, some of which have been shipped to customers for verification.

•
China Sunergy’s N-type cell technology continues to mature, demonstrating sustained conversion efficiency of greater than 19% at the laboratory level. Given the anticipated recovery of the market and the expectation of improving financial results, the Company initiated efforts to commercialize its N-type product. Several key steps have already been taken, and the Company has committed $10 million of capital expenditure to fund the next stage of development. This includes the filing and approval of necessary permits and construction of the facilities capable of housing the N-type cell production line at China Sunergy (Shanghai), Co, Ltd. As noted last quarter, the timeframe for the N-type cells now anticipates production commencing in the first half of 2010.

“China Sunergy continues to make steady progress in the development of our solar cell products and remains a leader with regards to the technological level of the products we offer our customers,” Dr. Wang continued. “Our commitment to enhancing the manufacturing processes of our existing advanced solar products while maintaining a focus on investing in the potential of our R&D capabilities is critical to overcoming the short-term challenges we are facing while ensuring our long-term success.”

First Quarter 2009 Financial Review

Revenues, Shipment and Production

During the first quarter of 2009, revenues decreased 14.4% sequentially to US$37.0 million. Sales from solar cells, modules, cells processed under OEM arrangements and other sales accounted for 93.0%, 0.8%, 3.5% and 2.7% of total revenues, respectively.

Shipments, including 2.8 MW of solar cells processed under OEM arrangements, amounted to approximately 23.9 MW, compared to 24.0 MW during the first quarter of 2008 and 14.1 MW during the fourth quarter of 2008.

The percentage of solar cell sales in overseas markets was 24.2% of total solar cell sales in the first quarter of 2009 compared to 37.4% and 56.4% in the first quarter of 2008 and the fourth quarter of 2008, respectively. The decline in overseas orders from the fourth quarter was largely due to delayed orders from our European module customers during the first quarter.

ASP, Gross Profit/Loss & Gross Margins

Blended ASP for the first quarter of 2009 declined from US$2.97 per watt in the previous quarter to US$1.64 per watt. The blended ASP for the first quarter of 2008 was US$3.23.

The rapid decline in ASP, combined with high levels of inventory, contributed to a gross loss for the quarter of US$8.8 million, with a blended gross margin of negative 23.7%, as compared to the negative 33.1% margin in the previous quarter. This was largely a result of the Company’s purchases of less costly, high-quality wafers on the spot market towards the end of the quarter. These less expensive wafers resulted in cells that generated positive gross margins, slightly offsetting the impact of the more expensive wafers in inventory.

Wafer Costs

In the first quarter of 2009, blended wafer cost, a part of production costs, declined to US$1.61 per watt compared to US$2.74 per watt in the fourth quarter of 2008. This blended cost included the remaining wafer inventory which was purchased at higher cost in 2008. As existing inventory is consumed, the Company’s procurement flexibility allowed it to begin to purchase more raw materials on the spot market, reducing blended wafer cost.

Wafer cost still account for a large portion of overall manufacturing costs, but continued to decline as a percentage due to lower wafer pricing in the first quarter. Wafer cost per watt as a percentage of total production costs per watt declined from 86.3% in the fourth quarter of 2008 to 81.4% in the first quarter of 2009.

Other production costs, or conversion costs, for the quarter were US$0.37 per watt, compared with $0.43 per watt in the fourth quarter of 2008. The decline from the fourth quarter was largely due to effective non-wafer cost controls.

SG&A, Operating Profit/Loss and Net Income/Loss

SG&A expenses in the first quarter of 2009 were US$6.1 million, compared to US$4.4 million in the first quarter of 2008 and US$6.3 million in the last quarter. G&A expenses in the first quarter included US$1.4 million for bad debt provision on account receivables.

Loss from operations was US$16.4 million for the first quarter, compared to operating loss of US$21.0 million for the fourth quarter of 2008. Operating income for the first quarter of 2008 was US$2.2 million.

Interest expense for the first quarter 2009 was US$1.4 million, compared to US$1.9 million for the first quarter of 2008 and US$2.4 million for the fourth quarter of 2008, respectively.

The Company reported a net exchange rate gain of US$1.8 million. The Company recorded a US$1.0 million currency loss largely as a result of fluctuations in exchange rates between the Euro and the U.S. dollar, but was able to more than offset this through its foreign exchange hedging program, which resulted in a US$2.8 million gain.

In the first quarter, GAAP net loss was US$15.9 million, an improvement sequentially compared to GAAP net loss of US$26.8 million in the fourth quarter of 2008.

Non-GAAP net loss was US$13.2 million in the first quarter of 2009, reduced from a Non-GAAP net loss of US$17.1 million in the fourth quarter of 2008. Non-GAAP figures exclude share-based compensation and a change in the fair value of foreign currency derivatives.

* The non-GAAP measures are described and reconciled to the corresponding GAAP measures in the section below titled “Use of Non-GAAP Financial Measures.”

Liquidity, Cash Flow and CapEx

As of March 31, 2009, the Company had cash and cash equivalents of US$94.1 million. Net operating cash inflow for the first quarter was US$7.9 million. Depreciation and amortization was US$2.1 million and capital expenditures were US$3.4 million, largely involving remaining payments for equipment relating to the Company’s selective emitter cell lines.

Commenting on the financial results, Mr Shiliang Guo, acting CFO of China Sunergy, said:

“China Sunergy is financially healthy and showed sequentially improved financial performance during the first quarter, and we have been operationally cash flow positive since the first quarter of last year. Although we are not content with our current financial performance, we will continue to effectively manage the procurement of raw materials from the spot market, control our non-wafer costs and operational expenses. This will provide us with the financial flexibility to support our ongoing operations, enable us to make the critical investments needed in our R&D programs and ensure we have the capability to rapidly commercialize any future projects when appropriate.”

Outlook

Given the current visibility regarding customer orders and demand, China Sunergy expects shipments to be between 35MW to 40MW during the second quarter. Taking into account current expectations regarding ASP, inventory levels and cost expectations, the Company believes that gross margin for the second quarter will recover to be positive in the low single digits, with overall financial and operational results continuing to improve compared with the first quarter.

The Company maintains its previous gross margin guidance of between 15% to 20% for the second half of 2009. China Sunergy also reiterates its guidance of 150MW to 200MW of shipments for the full year of 2009.

Additional Company Updates

China Sunergy recently named Mr. Shiliang Guo as a new Director of the Board and acting Chief Financial Officer. Mr. Guo is the Chief Financial Officer of China Electric Equipment Group Co., Ltd, a large scale, hi-tech manufacturer and a related party of China Sunergy. Mr. Guo brings almost 25 years experience in finance and accounting to his positions at China Sunergy.

Quarterly Earnings Conference Call Details

China Sunergy will host an earnings conference call at 5:00am (Pacific Time) / 8:00am (Eastern Time) / 8:00pm (Beijing/Hong Kong) on May 27th, 2009.  .

The dial-in details for the live conference call are as follows:

U.S toll free number:	+1.866.730.5767
International:	+1.857.350.1591
Passcode:	74985652

For those who cannot access the live broadcast, a replay will be available from two hours after the end of the call until April 3rd, 2009. Please use the dial-in numbers below:

U.S toll free number:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	42828786

A webcast of the call and replay with be available online at http://www.chinasunergy.com.

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell products in China. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit www.chinasunergy.com.

Use of Non-GAAP Financial Measures

To supplement China Sunergy's consolidated financial results presented in accordance with GAAP, China Sunergy uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation and change in fair value of foreign currency derivative loss, and basic and diluted net income per ADS excluding share-based compensation and change in fair value of foreign currency derivative loss. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures" set forth at the end of this release. China Sunergy believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The Company expects to provide net income on a non-GAAP basis using a consistent method on a quarterly basis going forward. A limitation of using non-GAAP net income excluding share-based compensation and change in fair value of foreign currency derivative loss, and basic and diluted net income per ADS excluding share-based compensation and change in fair value of foreign currency derivative loss is that these non-GAAP measures exclude the share-based compensation and change in fair value of foreign currency derivative loss that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Please refer to "Reconciliation of non-GAAP financial measures to the nearest comparable GAAP measures" set forth at the end of this press release.

For further information contact:

Financial Dynamics

Peter Schmidt: peter.schmidt@fd.com
Phone: + (86) 10-8591-1953

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company's activities; the effectiveness, profitability, and the marketability of its products; the economic slowdown in China and elsewhere and its impact on the company’s operations; demand for and selling prices of the company’s products, the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

China Sunergy Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
 (In US$ ’000, except share and per share data)

	For the 3 months ended
	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Sales to third parties	22,775	27,916	73,195
Sales to related parties	14,263	15,289	3,845
Total sales	37,038	43,205	77,040
Cost of goods sold	(45,814)	(57,513)	(69,936)
Gross profit (loss)	(8,776)	(14,308)	7,104
Operating expenses:
Selling expenses	(549)	(1,832)	(617)
General and administrative expenses	(5,508)	(4,439)	(3,798)
Research and development expenses	(1,544)	(386)	(506)
Total operating expenses	(7,601)	(6,657)	(4,921)
Income/(Loss) from operations	(16,377)	(20,965)	2,183
Interest expense	(1,420)	(2,428)	(1,874)
Interest income	322	496	394
Other income/(expenses), net	(661)	2,463	201
Changes in fair value of derivatives	(2,343)	(9,016)	-
Income/(Loss) before income tax	(20,479)	(29,450)	904
Income tax (expense) benefit	4,592	2,700	(359)

Net income/(loss)	(15,887)	(26,750)	545
Net income/(loss) attributable to ordinary shareholders	(15,887)	(26,750)	545

Net income/(loss) per ADS
Basic	($0.40)	($0.67)	$0.01
Diluted	($0.40)	($0.67)	$0.01

Weighted average ADS outstanding
Basic	39,810,509	39,759,696	39,603,782
Diluted	39,810,509	39,759,696	39,761,711

Note: 2008 fourth quarter SG&A and therefore net loss was increased by $0.5 million compared to the Q408 results press release after adjusting for the update of a subsequent event.

 China Sunergy Co., Ltd
 Unaudited Condensed Consolidated Balance Sheet Information
 (In US$ ’000, except share and per share data)

	Mar 31, 2009	Dec 31, 2008
Assets
Current Assets
Cash and cash equivalents	94,078	94,800
Restricted cash	61,057	62,400
Accounts Receivable (net)	9,512	8,906
Other receivable (net)	5,221	10,273
Income tax receivable	1,258	1,258
Inventories	29,649	59,125
Advance to suppliers	4,858	7,320
Amount due from related companies	29,262	18,583
Current deferred tax assets	6,585	1,992
Total current assets	241,480	264,657
Property, plant and equipment, net	100,618	102,609
Prepaid land use rights	6,404	6,442
Deferred tax assets	1,512	1,512
Restricted cash- Collateral account	13,515	17,502
Derivative assets	1,187	-
Other long-term assets	4,611	5,003
Total assets	369,327	397,725

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	90,698	97,299
Accounts payable	36,130	43,730
Accrued expenses and other current liabilities	5,631	5,445
Amount due to related companies	1,819	247
Total current liabilities	134,278	146,721
Collateral account payable	13,515	17,502
Derivative liability	12,738	9,058
Other liabilities	1,123	1,187
Convertible bond payable	48,000	48,000
Total liabilities	209,654	222,468

Shareholders’ equity
Ordinary shares: US$0.0001 par value; 267,287,253 and 267,766,443 shares issued outstanding as of March 31, 2009 and December 31, 2008, respectively	27	27
Additional paid-in capital	182,422	182,070
Subscription receivable	(405)	(405)
Accumulated deficit	(43,680)	(27,792)
Accumulated other comprehensive income	21,010	21,058
Noncontrolling interest	299	299
Total shareholders’ equity	159,673	175,257
Total liabilities and shareholders’ equity	369,327	397,725

Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(In US$ ’000, except share and per share data)

	For the 3 months ended
	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

GAAP Net income/(loss)	(15,887)	(26,750)	545
Stock based compensation	352	633	739
Changes in fair value of derivatives- Long-term contract	5,136	6,763	-
Changes in fair value of derivatives- Euro hedging	(2,793)	2,253	-

Non-GAAP Net income/(loss)	(13,192)	(17,101)	1,284

Non-GAAP Net income/(loss) per ADS
Basic	($0.33)	($0.43)	$0.03
Diluted	($0.33)	($0.43)	$0.03

Weighted average ADS outstanding
Basic	39,810,509	39,759,696	39,603,782
Diluted	39,810,509	39,759,696	39,761,711